Exhibit 99.1

Given Imaging
Third Quarter 2010
Financial Results Conference Call
November 4, 2010
9:00 a.m. ET

Operator: Good day, and welcome ladies and gentlemen to the Given Imaging third 2010 conference call. As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Ms. Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar: Good morning, and thank you for joining us today.  With us today from Given Imaging are Homi Shamir, President and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following paragraph regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 26, 2010. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s third quarter earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging.

Homi Shamir:   Thank you Fern.

Thanks all of you for joining us today.

In the third quarter total revenue was up by almost 10 percent compared to the third quarter of last year mainly due to the contribution from our acquisition of Sierra Scientific.  Despite this increase, revenue was lower than projected due to an unexpected shortfall in revenue from the EMEA region.

This shortfall reflects a general weakness in the EMEA region – due to both a weak economy in certain parts of the market, as well as a general trend of reducing inventory levels, mainly among our customers in Spain, Italy and Greece.  Since the utilization of our systems among end users in the EMEA region remains steady, we believe that the EMEA revenue should return to double digit growth in 2011.

Given our expectation that sales in EMEA may continue to be pressured in the fourth quarter and the fact that healthcare utilization in the US remains depressed, we have lowered our guidance for the year to reflect those trends.  Yuval will review our updated revenue and EPS guidance shortly.

Despite lower the revenue in the quarter, we continued to generate strong gross margins.  Non-GAAP gross margin was over 77%, and was due to our continuous efforts to reduce manufacturing costs and implement additional efficiency measures.

In addition to achieving solid gross margins, we generated more than $11 million from operating activities in the third quarter, and in the first nine months of this year, we have generated almost $23 million from operating activities.

In the Americas region we sold 36,500 PillCam SB capsules in the third quarter of this year.  This is the same volume that we achieved in the third quarter last year.

Overall, we are content with our performance in the Americas region since we continue to operate in a challenging market environment reflected by a 10 percent reduction in GI procedures over the last year according to SDI data.  We remain, however, cautiously optimistic regarding the outlook for the rest of the year.

PillCam capsule sales in the Asia Pacific region were up this quarter compared to the same period last year.  We sold 5,600 capsules in the region, a 12 percent increase compared to the same period last year.  Today, we have over 300 workstations installed in Japan, of which a considerable number are based in the top academic hospitals and large medical institutions.

We are encouraged to see additional new clinical outcomes data support use of PillCam SB in a growing number of indications. Last week at the UEGW meeting in Barcelona, Europe’s largest GI meeting, several studies demonstrated the clinical value of PillCam SB as a promising tool for monitoring mucosal healing in patients with Crohn’s Disease.   New data tends to generate interest from physicians particularly when it is about an important patient subset like Crohn’s disease patients.   New data also eventually leads to new reimbursement coverage.

We’ve also introduced several new products during the quarter – a reflection of our commitment to remain at the forefront of innovation in our industry.   At the American College of Gastroenterology meeting last month, we launched two new products.  PillCam SB 2-EX is a longer-operating small bowel capsule that works for over 12 hours.  This new capsule is designed for patients who are confirmed or believed to have slow motility.  PillCam SB 2-EX is FDA cleared and can be used on patients’ age two years or older.

We also launched PillCam Express, which is a video capsule delivery device for patients who are unable to ingest the capsule or who have slow gastric emptying times.

In addition to these new products, we launched an updated version of our proprietary RAPID 6.3 software program at ACG, which is designed to enhance user experience, and we have launched RAPID 7 at UEGW for our European customers, which enables review of PillCam COLON 2.

I am very pleased that our two acquisitions, Bravo and Sierra, are performing well.  Revenue from the Bravo pH Monitoring system increased 14 percent in the third quarter compared to the same period last year. At the same time, revenue from our recent Sierra Scientific Instruments acquisition was almost $6 million in the third quarter, and we expect this number to continue to grow.  We are in the midst of our integration activities. We anticipate as of the beginning of next year, we will have integrated all of our new acquisition fully into one Given.

Before turning the call over to Yuval, I’d like to take a moment to update you on the status of the PillCam COLON 2 pivotal trial.  The product is ready and we are ready. We are still hoping to start the FDA registration trial before the end of this year, but this process may take longer from what we had initially expected, as we await feedback from the FDA.   As many of you know, PillCam COLON 2 is available on a limited basis outside of the US.  Since we received the CE mark on the product, we have distributed approximately 2,000 COLON 2 capsules for general sales and clinical use.  Both patient and physician like the product. Last week there were several studies presented on PillCam COLON 2 at the UEGW meeting and we are very very pleased with the response from customers.  Feedback from physicians at the conference reinforces our belief that PillCam COLON 2 has the potential to become an important tool in improving colon screening compliance and we are planning to implement the next phase of our launch outside the US.  I believe in the product so much that I’m planning to swallow our C2 capsule while I’m in Israel next week.

I will now turn the call over to Yuval Yanai our CFO, who will provide additional details on our financial results.

Yuval Yanai:  Thanks, Homi.

Revenue in the Americas region including Bravo, but excluding Sierra, was $22.5 million, almost the same level as in the same period last year.  Revenue in the EMEA region was $6.8 million while revenue in the Asia Pacific region was $3.5 million.  Sierra contributed $5.9 million to total consolidated revenue.

We sold this quarter 36.5 thousand PillCam SB capsules in the Americas region and 10.5 thousand capsules in EMEA and 5.6 thousand capsules in the Asia Pacific region.

Worldwide, we sold this quarter 45 systems, compared to 102 systems in the third quarter of 2009, which brings our cumulative system deliveries worldwide to over 5,500 systems.  We also sold over 92 Rapid Access Systems, our software only solution, and since launching this product last year, we’ve sold over 660 Systems.

Our GAAP net income for the third quarter of 2010 was $1.1 million, or $0.03 per share on a fully diluted basis, compared to $3.8 million, or $0.13 per share in the same period last year.

Non-GAAP net income for the third quarter of 2010 which excludes equity based compensation of $2.1 million, and $125,000 of purchase price allocation was $3.2 million, or $0.11 per share, compared to a net income of $6.0 million, or $0.20 per share in the third quarter of 2009.  Non-GAAP net income for the third quarter of 2009 excluded compensation expenses of $2.2 million.

Turning to our updated financial guidance. Our fourth quarter expense level is based on an earlier forecast of higher revenues. Due to the shortfall in EMEA region revenues and being so close to the end of the year, we can’t close the gap in net income. Nevertheless, we continue to generate a considerable amount of cash from operating activities, which will further strengthen our balance sheet.

We now anticipate that 2010 revenues will be between $154 million and $157 million.  We expect 2010 GAAP EPS to be between $0.18 and $0.23, and non-GAAP EPS to be between $0.51 and $0.58. Based on approximately 30 million shares, this translates to non-GAAP net income of between $15 and $18 million.

Moderator, you may now open the call to questions.

Operator:  Thank you. The question and answer session will be conducted electronically.  If you would like to ask a question, please do so by pressing the star key followed by the digit 1 on your telephone keypad.  If you are on a speakerphone, please make sure that your mute function is turned off to allow your signal to reach our equipment.  We will proceed in the order that your signal - that you signal for a question. We will pause for a moment to assemble the queue.   And our first question we’ll have from Amit Hazan from Gleacher. Please go ahead.

Amit Hazan:  Hey, good morning guys.

Homi Shamir:  Good morning Amit.

Yuval Yanai:  Good morning.

Amit Hazan:  So the first question is on the EMEA Region. Bear with me if I kind of lay this out and tell me if I’m thinking about it right that it looks like you missed in Europe by about $2 million or about 4,000 capsules and considering that you guys have been pretty consistent in selling between 13,000 and 15,000 capsules a quarter out there that’s a - that’s a big component of that total number.

But that historical order rate also means that you got about 13,000 to 15,000 actual procedures a quarter that underlie those orders.  So it doesn’t seem to me they can reduce much more inventory unless underlying procedures change.

So can you tell me where I’m thinking about this wrong?  And can you confirm that this definitely is not an issue with underlying procedures?

Yuval Yanai:  Yes. Good morning Amit this is Yuval speaking. First of all the number of missing capsule orders this quarter is approximately 3,000. I think that’s the...

Homi Shamir:  From EMEA.

Yuval Yanai:  ...for EMEA that’s what I think is - that’s what you are calculating a little bit wrong.

Basically, we have a monthly report of the inventories on the hand of our distributors as well as the consumption of capsules at our end users.

By having these two reports we know exactly what level of inventories are in the distributors hand in terms of end user utilization.

Now for a long time what, maybe three or four - last three years the level of inventories was you know, a few months. And this quarter they are reducing it significantly. And it seems we know from discussing with them what’s their target.

We assume that the process will still continue during the fourth quarter of this year. It may slip slightly through the first quarter of next year. But basically understanding from our information that the utilization of the SB capsules end user is not that - only not declining but even growing. We were able to provide an initial outlook into 2011 saying that we expect the EMEA revenues to return to a double digit growth.

Homi Shamir:  Let me also add there Amit that I’m giving you a little bit more color all about how we work in Europe. About 50% of our revenue coming from our direct operation in Germany and in France.

And obviously we have a visibility of that on almost an hourly basis. And we know that those two markets are growth combine to us in double digit number this year.

So, we know we are doing well especially also in France because of the reimbursement. So we have a good control. The rest of the 50% coming really from three large - coming about 10% coming from the UK, 10% from Spain and 10% from Italy and the rest from the rest of the country in Europe. And we have a good visibility of what’s going on there.

Amit Hazan:  Okay, okay. And then moving on to the expenses - the expense side, if we just think about the September quarter versus the June quarter, you know, your revenues were $3 million lower than the June quarter, but your expenses were about a million dollars higher.

And I think where a lot of us - I definitely didn’t recognize how much expenses you would have for Sierra. And the extent to which that would continue.

Can you talk about why that difference sequentially in expenses as - despite the fact that revenues came down $3 million. And then secondly what we should expect with Sierra synergies on the cost side going forward.

Yuval Yanai:  Okay regarding the operating expenses you talk about an increase of 1 million over 28 million. So we need to put it into proportion.

These are quarterly fluctuations, which are very usual in our business. I can tell you in terms of expenses under full control and there is no issue over there and I believe that when we provided the annual guidance for the year we said excluding Sierra, because Sierra was not there yet. We were going to spend on operating expenses between $95 to $100 million is exactly where we are because the current operating expenses include between $4 to $5 million of Sierra operating expenses.

Going forward, Homi mentioned in his discussion that we have already started the integration process into bringing Sierra and Bravo under the what we call one Given. This process will take a few months we said.

When we acquired Sierra we said we were going to stop with it towards the end of the year, that is exactly what we’re doing.

I can say that we also maybe accelerating the process. So we will see the results quite sooner. And I’m quite confident that when we provide guidance for 2011 early September we’ll have a full disclosure of the - of the achievement in this area.

Homi Shamir:  Early February.

Yuval Yanai:  Early February, sorry.

Amit Hazan:  Okay. Just one final question for me. Just moving on to more on the Crohn’s side actually. I’m wondering if you can give us just maybe general color on what kind of volume do you generate on a quarterly or annual basis right now for the Crohn’s indication if you have that kind of color. And what you’re expecting to see next year, and when you expect the reimbursement improvement to happen.

Homi Shamir:  Again Amit we don’t have really - we know every capsule that we sell especially in the USA how much is going to the Crohn’s market or no. We have estimated we are probably about 15 - 20% going into this market.

And we can also see that basically when we see that the GI procedure as I said earlier that associate with say our product not the screening but the GI procedure like colonoscopy and endoscopy associate with bleeding or Crohn they are down 10% for the year.  We think we are doing well.

And we will continue to develop those indications. But it’s also one of the things that we are working is to try to get a better visibility from the physician for what they are using their own capsules because they don’t report to us if they give the capsule to a patient who have OGIB or Crohn’s.

So we’re getting it from the sales force who are kind of stocking and estimating it with their talk with the physicians.

But its definitely - we are getting - you have seen probably the press release we have done after UEGW about a good clinical study that we have done in Europe.

Amit Hazan:  Okay. Thanks very much.

Yuval Yanai:  Thank you Amit.

Operator:  And our next question will come from Sameer Harish with Needham & Company.

Sameer Harish:  Hi, thanks guys. Good morning.

Homi Shamir:  Good morning Sameer.

Sameer Harish:  You know, I thought I would ask about COLON 2. You know, I appreciate your comments this morning.  But can you give us any sense of interaction currently with the FDA. You know, you mentioned that you met with them in August. Have you pretty much been waiting since then, or has there been additional contact and questions from the FDA and maybe you can just sort of talk to us a little bit about the nature of those questions.

Homi Shamir:  I can’t go to the detail but obviously yes, since we met with them in early August we communicate a couple of times and we continue to communicate. It’s - and we are as I said we are ready to go. We just waiting to feel that everything aligned and then we’ll start.

As I keep saying we have a great product so there is also 2,000 PillCam [COLON] been used during the sale so far in Europe. And as soon as we find that we are reaching the alignment we want we’ll start at the clinical trial.

It can take a few more weeks, or it can take a month or two, but as I said we are ready to go.

Sameer Harish:  Okay I guess - I guess, you know, along those lines my understanding was one of the major issues with the FDA was determining the size of the trial.

Homi Shamir:  I don’t think that is the issue Amit - Sorry Sameer, it’s - that’s not the issue. I mean...

Sameer Harish:  (All right). We’re you going to add anything else?

Homi Shamir:  No, no. I don’t think that’s an issue and you know, if it’s another 100 or less 100 that’s really not a material both from course and timeline.

Sameer Harish:  Okay so we would be safe to assume that what you’re waiting from from the FDA is something other than the size of the trial?

Homi Shamir:  Correct.

Sameer Harish:  Okay, got it. You know, it terms of the operating expense from the one Given concept - Can you talk about maybe what the potential gains would be in that regard. Is it mostly G&A savings or a combination of, you know, the whole OPEX?

Yuval Yanai:  Its the whole OPEX.

Sameer Harish:  Okay and can you talk about, you know, what sort of gains you would hope to get you know, over time.

Yuval Yanai:  I prefer that we wait until early February, the process is happening right now. I don’t think it’s going to be appropriate to discuss at this point of time.  But you can be sure that we’ll provide all of the details when we provide 2011 guidance.

Homi Shamir:  But - I - let me add there that, you know, since we acquired Bravo we have done very well by integrating the business. And also we improved dramatically the gross margin in the product. We used to be in the 40%, we moved it to the 70% with a very relative short time. And we intending to do a similar thing with Sierra and we know how to do it and we are going to do it.

But I agree with Yuval, we should provide it in the guidance that we provide in February.

Sameer Harish:  Okay. So is there an attempt maybe to move some of the Sierra manufacturing to Israel?

Homi Shamir:  Yes.

Sameer Harish:  Okay, got it. And then last question perhaps, you know, Homi can you provide any insight into, you know, new market opportunities that the company may be seeing in 2011?

Homi Shamir:  Yes I mean the biggest market opportunity is obviously COLON 2. As I mentioned earlier we have those 2,000 capsules that we sold in Europe. We are moving early next year we are going to start accelerating the sales of the product. And beyond Europe also we would like to start selling in other markets.

We will start introducing it in you know, places like Australia, or Canada or Latin America.

But the intention is to push - to push very hard on the COLON. On the same time to continue to expand the indication.  As Amit asked earlier I think we start doing fairly well how we penetrating into a new market. We are waiting to additional clinical trial. But I think we are really moving in the right direction there. And we will see very shortly the fruit of that.

Sameer Harish:  Great, thank you guys.

Yuval Yanai:  Thank you.

Operator:  And we will take our next question from Bryan Brokmeier from Maxim Group.

Bryan Brokmeier:  Hi Homi, Yuval. I guess on the PillCam COLON, how long after you eventually get the response from the FDA will it take to start the trial? You said that you’re all ready prepared for it. But I mean will it still take a couple of weeks or another month after you hear from the FDA?

Homi Shamir:  It’s very quick.  It’s a few weeks. But we have protocols and everything kind of almost ready. It’s about normally three to four weeks after we got from them to get the WIB, but we are ready there.

Bryan Brokmeier:  So that - I mean we’re already into November now. So if you haven’t - if you don’t hear from them by the end by the end of November then you won’t be able to start the trial until into 2011 is that correct?

Homi Shamir:  It could well be, it could well be. And that is what I said earlier we still believe we can start it this year but it might be delayed. We might start it early next year.

But there is nothing there to stop us, okay. And so and by the way let me just mention we really don’t need to have a FDA approval to start the clinical trial. I mean we can start the clinical trial here whenever we are ready. But we think because of the changes that is happening in the 510K procedure, we would like to get it as much as we can alignment with the FDA.

Bryan Brokmeier:  Okay. So if you - let’s say even if you start in January I mean it’s - will the trial take six months? So does that mean that you may not be able to complete it by mid June?

Homi Shamir:  Can you repeat the question because I had a problem on the line.

Bryan Brokmeier:  Sorry. So I think the plan was to complete the trial by June 2011 so you could get the submission into the FDA and get a response from them at the beginning of 2012. So does that mean that you won’t - you may not be able to finish - complete the trial by June 2011?

Homi Shamir:  First I think it will take a little bit more than six months; it could be - maybe taking nine months. But we are planning to because of that and because we want to accelerate as much as we can to use more sites - okay. So we’ll be able to enroll more people as fast as we can.

Initially, we were thinking to have like six or seven sites in the USA. We are going to increase it probably to 10 or even more than that just because we would like to move as fast as we can.

Bryan Brokmeier:  Okay. And so then for - I guess moving on to your guidance you talked about EMEA expecting double digit growth in 2011. Is there any assumption on getting national German reimbursement built into the double digit growth? Or would that be upside to double digit growth?

Homi Shamir:  That’s outside of that and we are making progress there, but we are not taking it into consideration for next year.

Bryan Brokmeier:  Okay.

Homi Shamir:  If we get it we have it then when we will revise then the number. But we are not putting it, we learned from the past.

Bryan Brokmeier:  All right. And were ASP’s during the quarter relatively stable. I’m sure that Europe maybe did you see upside in ASP’s from FX in Europe?

Yuval Yanai:  There can be some positive effect, but I think we should wait to see how it all develops, you know, this world is crazy.

Bryan Brokmeier:  Yes. Okay. And I guess, you know, usually - what was the - what percent of revenue was from each capsule sales and systems sales usually you break that up.

Yuval Yanai:  From...

Bryan Brokmeier:  You combined and you told us the combined amount, but what for each capsule sales and systems sales what percent of revenue?

Yuval Yanai:  I don’t have it available right now but I would be more than happy to send it to you afterwards.

Bryan Brokmeier:  Okay, sure, great that would be good. What did I - one other question? I guess that’s it. Thanks a lot guys.

Homi Shamir:  Thanks Bryan.

Operator:  And once again if you would like to ask a question, please do so by pressing the star key followed by the digit 1 on your telephone keypad.

And our next question we will go to Dave Turkaly from SIG.

Dave Turkaly:  Thanks, just a follow-up on that question on the ASP side. Could you give us a comment in terms of where pricing was in the different geographies for the actual PillCams in the quarter?

Yuval Yanai:  Hi David. There hasn’t been any significant change obviously because of the strengthening of the Euro the price in dollars in Euro slightly increased. But basically we are still at the same average selling price as we were before. And maybe that’s to answer any future questions we don’t see yet - I will say yet because we don’t know what the future for holds for us any price pressure on our product.

Dave Turkaly:  And that would hold for the US as well?

Yuval Yanai:  Yes.

Dave Turkaly:  And then obviously the cash flow from ops was a big number in the quarter given that net income was low. What was the contributing factor to get from kind of a million or so to eleven from operations on the cash flow statement?

Yuval Yanai:  Well it’s basically deals with how efficient our back office is in collecting customer and improving terms of payment with accounts payable. That’s basically what it is.  Sometimes you know, we can try to advance collections not because, you know, today’s interest rate that’s a big savings, but you know, it provides more confidence into the system.

I think that when we provided guidance for the year we said that we would generate between $25 to $30 million for operating activities. We are well on target.This quarter was stronger than we expected. It may become beyond other - our next quarter. But still I think we are generating this year a remarkable level of operating cash flow.

Dave Turkaly:  Is there a number for 2010 or that you would share with us for a goal for operating cash flow?

Yuval Yanai:  I think that we said between $25 to $30 million that was the guidance. Now since we have so far we’re able to generate the $23 million I think that the $30 million is a very feasible target.

Dave Turkaly:  And last one I know that the taxes aren’t really all that relevant for you, but is there any - given some of the deals you’ve done any expectations. We look ahead that you know, you might start accruing sort of a low single or low double digit kind of tax rate or is that not the case.

Yuval Yanai:  Not the case.  On the contrary.  As far as we are succeeding in transferring manufacturing to Israel, we are able to even reduce the tax level on the company.  So tax is a safe place for us. I mean once we grow our revenues obviously there will be the tax in terms of dollar amount will grow but percentage wise it will remain for a long time a low single digit.

Dave Turkaly:  Thank you.

Yuval Yanai:  Thank you.

Homi Shamir:  Thank you.

Operator:  And at this time, we have no further questions in the queue. I’d now like to turn the conference back over to Homi Shamir. Please go ahead.

Homi Shamir:  Thanks for joining us today. Yuval will be presenting at two upcoming Investor conferences in New York. The Lazard Healthcare conference on November 17 and the Maxim Growth conference on November 18.  Thank you.

Operator:  And this does conclude today’s conference call. Thank you for your participation.

END